Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

23 April 2007

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-126811, 333-85646 AND 333-12384) AND FORM S-8 (NOS. 333-112796, 333-112797) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-12818) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC.  All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

Exhibit	Item

Exhibit 99.1	Barclays PLC and ABN AMRO Holding N.V.’s joint press release, dated April 23, 2007

Exhibit 99.2	Barclays PLC unaudited pro forma condensed consolidated financial statements for the year ended and as at December 31, 2006 and notes thereto

Exhibit 99.3*	ABN AMRO Holding N.V. audited consolidated financial statements for the year ended and as at December 31, 2006 and notes thereto

Exhibit 99.4	Consent of Ernst & Young Accountants, Independent Registered Public Accounting Firm

Exhibit 99.5*	ABN AMRO Holding N.V.’s press release containing summary of first quarter 2007 results, dated April 16, 2007

*	Explanatory note to Exhibits 99.3 and 99.5:

The financial statements of ABN AMRO Holding N.V. in Exhibits 99.3 and 99.5 should be considered in the light of all of the disclosures in the Annual Report on Form 20-F of ABN AMRO Holding N.V. for the year ended December 31, 2006, including the disclosure under Item 4A. Unresolved Staff Comments at page 46 wherein ABN AMRO Holding N.V. states as follows:

Our reconciliation between IFRS and US GAAP, as set out in Note 50 to our consolidated financial statements, includes a reconciling item with respect to allowances for loan losses. This item lowers shareholders’ equity under US GAAP by EUR 540 million (net of tax EUR 346 million) for 2006 and by EUR 538 million (net of tax EUR 344 million) for 2005. The impact on net profit is a lower US GAAP income of EUR 58 million (net of tax EUR 37 million) in 2006 and a higher US GAAP net profit of EUR 99 million (net of tax EUR 65 million) in 2005.

We are currently in discussions with the SEC accounting staff with respect to an unresolved SEC comment. The SEC is inquiring as to the nature of the difference in the application of US GAAP and IFRS with respect to determining loan loss allowances given the similarity of the underlying accounting principles.

This is explained in more detail in Note 50. We understand that as required by US law, the SEC is consulting with both the OCC, the credit supervisor of our subsidiaries in the US, and the Board of Governors of the Federal Reserve. We also understand that the SEC is or will be consulting with European regulatory bodies such as the Authority for Financial Markets (‘AFM’) and the Dutch Central Bank, as part of the IFRS convergence process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 23, 2007	By:	/s/ Lawrence Dickinson
Name: Lawrence Dickinson
Title: Company Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 23, 2007	By:	/s/ Lawrence Dickinson
Name: Lawrence Dickinson
Title: Company Secretary